[LETTERHEAD OF THE FASHION HOUSE HOLDINGS, INC.]
January 12, 2007
Via EDGAR and Facsimile
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn: H. Christopher Owings
         Assistant Director

Re:	The Fashion House Holdings, Inc.
Registration Statement on Form SB-2
File No. 333-136138
Request for Acceleration of Effectiveness
Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, The Fashion House Holdings, Inc., a Colorado corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 PM Eastern Standard Time on January 17, 2007, or as soon thereafter as possible.
Further, the Company acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or require any additional information with respect to this filing, please contact Katherine J. Blair, Esq. at (310) 552-5017 or by facsimile at (310) 552-5001.

Securities and Exchange Commission

Thank you for your assistance and cooperation.
Yours very truly,
The Fashion House Holdings, Inc.

/s/ Michael McHugh
Michael McHugh
Chief Financial Officer
cc: Katherine J. Blair, Esq.